K. Michael Carlton

+1.202.373.6070

michael.carlton@morganlewis.com

December 16, 2016

VIA EDGAR

Mr. David Manion
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	ETFS Trust
File Nos. 333-191870 and 811-22986

Dear Mr. Manion:

On behalf of our client, ETFS Trust (the “Trust”), we are responding to Staff comments we received orally on October 28, 2016 regarding the Trust’s Annual Report to Shareholders dated December 31, 2015 (the “Annual Report”), which was filed with the U.S. Securities and Exchange Commission (“SEC”) on March 9, 2016, and relates to the ETFS Zacks Earnings Large-Cap U.S. Index Fund, ETFS Zacks Earnings Small-Cap U.S. Index Fund, ETFS Diversified-Factor U.S. Large Cap Index Fund, and ETFS Diversified-Factor Developed Europe Index Fund (each, a “Fund” and collectively, the “Funds”). The Staff’s comments and the Trust’s responses are set forth below. Capitalized terms used, but not defined, herein have the same meaning given to them in the Trust’s registration statement.

1.    Comment: Per Items 4(b)(2)(iii) and 27(b)(7) Instruction 5 of Form N-1A, the Staff notes that each Fund should be compared to an “appropriate broad-based securities market index.” Please explain how the index selected by each Fund qualifies as an “appropriate broad-based securities market index.”

Response: Going forward, in the Funds’ prospectus as well as the Funds’ annual reports to shareholders, each Fund will provide performance information for an “appropriate broad-based securities market index” in addition to the performance information for each Fund’s underlying index. For the broad based market index, we will use the S&P 500 for large cap funds and the Russell 2000 for small cap funds.

Morgan, Lewis & Bockius llp

1111 Pennsylvania Avenue, NW
Washington, DC 20004	+1.202.739.3000
United States	+1.202.739.3001

Mr. David Manion

December 16, 2016

2.    Comment: The Staff notes that the ETFS Zacks Earnings Large-Cap U.S. Index Fund and ETFS Zacks Earnings Small-Cap U.S. Index Fund (together, the “Zacks Funds”) both concentrate in securities in the industrial sector. Please explain how the concentration policy of the Zacks Funds is monitored for compliance. In addition, please consider including sector concentration as a primary risk of the Zacks Funds.

Response: As a fundamental policy, each of the Zacks Funds may not “[p]urchase the securities of any issuer (other than securities issued or guaranteed by the U.S. Government or any of its agencies or instrumentalities) if, as a result, more than 25% of the Fund’s total assets would be invested in the securities of companies whose principal business activities are in the same industry, except that a Fund will invest more than 25% of its total assets in securities of the same industry to approximately the same extent that the Fund’s Underlying Index concentrates in the securities of a particular industry or group of industries.” (emphasis added) The administrator for the funds, JPMorgan, provides a daily compliance report indicating whether there are any potential concentration warnings, violations or breaches. This information is reviewed on a daily basis and maintained electronically by the adviser to the funds, ETF Securities Advisors LLC (the “Adviser”).

3.    Comment: The Staff notes that the Statement of Assets and Liabilities for each Fund indicates that advisory fees remain unpaid as of December 31, 2015. Please explain the Funds’ policy with respect to paying advisory fees to the Adviser, including the timing of these payments.

Response: Advisory fees will accrue within the Funds until such time as there is considered to be a sufficiently material advisory fee payable balance to transfer to the Adviser. The determination of whether the advisory fee payable is sufficiently material is made by the officers of the Trust. A Trust officer will instruct the administrator, in writing, to transfer the advisory fee to the Adviser. After the initial advisory fee payment has been made, advisory fee payments will be made on a quarterly basis, in arrears.

4.    Comment: The Staff notes that the Statement of Assets and Liabilities for ETFS Diversified-Factor U.S. Large Cap Index Fund indicates that the Fund has $69,044 in “Other liabilities.” Please describe what comprises the Fund’s “Other liabilities.”

Response: The $69,044 amount represents an Income payable liability. This amount from the distribution did not settle until after December 31.

5.    Comment: The Staff notes that the Statement of Assets and Liabilities for ETFS Diversified-Factor Developed Europe Index Fund indicates that the Fund incurred a liability of $544 that is “Due to Authorized Participant.” Please explain this liability.

Response: The $544 amount “Due to Authorized Participant” is a cash-in-lieu amount that was substituted for an in-kind security during the redemption of a Creation Unit when the necessary amount of shares of the security were not available in-kind. At December 31, this amount was owed to an Authorized Participant.

Mr. David Manion

December 16, 2016

6.    Comment: Please explain via correspondence the accounting for creation and redemption fees. Please discuss whether these fees are charged by the Fund or the transfer agent. In addition, in future shareholder reports, please disclose the amount related to creation and redemption fees and the party who received the fees.

Response: These fees are to cover the transaction fees charged per order by the transfer agent, JPMorgan. The fee covers the exact amount. The amount related to creation and redemption fees and the party who received the fees will be disclosed in future shareholder reports.

7.    Comment: The Staff notes that the Statement of Change in Net Assets for both ETFS Zacks Earnings Small-Cap U.S. Index Fund and ETFS Diversified-Factor Developed Europe Index Fund indicate “Tax return of capital.” In correspondence, please confirm that the Funds have complied with Section 19(a) of the Investment Company Act of 1940 and the provisions of Rule 19(a) thereunder.

Response: The return of capital that was paid by the Funds was disclosed as such in the financial statements and also reported to shareholders on their Form 1099’s in January.

8.    Comment: Per Items 11(g)(2) and 27(b)(7)(iv) of Form N-1A, please either (1) provide a table showing the number of days a Fund’s market price was greater and less than the Fund’s net asset value (i.e., premium or discount) for the most recently completed five fiscal years or the life of the Fund, or (2) provide this information on a website that is publicly accessible and free of charge. The Staff notes that the Funds’ website only includes premium/discount information for the last four fiscal quarters. Update the Funds’ website to be in compliance with the Items of Form N-1A referenced above.

Response: The website (publicly available and free of charge) has been updated to include the premium discount information from inception to the present.

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If you have any additional questions or comments, please do not hesitate to contact me at (202) 373-6070.

Sincerely,

/s/ K. Michael Carlton
K. Michael Carlton

cc:	W. John McGuire, Esq.
Kathleen Macpeak, Esq.